UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-16379

A.              Full title of the plan and address of the plan, if different from that of the issuer named below:

DENDRITE 401(k) PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENDRITE INTERNATIONAL, INC.

1405 ROUTE 206 SOUTH

BEDMINSTER, NEW JERSEY 07921

Dendrite 401(k) Plan

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Dendrite 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Dendrite 401(k) Plan (the “Plan”) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of December 31, 2002, were audited by other auditors whose report dated June 5, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Woodbridge, New Jersey
October 25, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

Dendrite 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Dendrite 401(k) Plan as of December 31, 2002.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

MetroPark, New Jersey
June 5, 2003

Dendrite 401(k) Plan

Statements of Net Assets Available for Benefits

as of December 31, 2003 and 2002

	2003	2002
ASSETS:
Investments:
Cash and cash equivalents	$156	$2,215
Mutual funds	19,971,671	10,645,150
Common/collective trust	6,132,908	4,099,512
Dendrite International, Inc. common stock	1,225,713	535,254
Self-direct brokerage account	185,398	91,940
Loans to participants	207,860	239,425
Total investments	27,723,706	15,613,496

Receivables:
Employee contributions	138,097	133,408
Employer contributions	54,840	69,673
Accrued income	2,248	4,815
Total receivables	195,185	207,896
NET ASSETS AVAILABLE FOR BENEFITS	$27,918,891	$15,821,392

See accompanying notes to the financial statements.

Dendrite 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2003

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$432,781
Interest	183,897
Net appreciation in fair value of investments	4,251,764
Net investment income	4,868,442

Contributions:
Employee	4,557,756
Employer	1,336,781
Rollovers	113,911
Total contributions	6,008,448

Transfers:
Transfers into the Plan	2,826,415

Total additions	13,703,305

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	1,605,806

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	12,097,499

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	15,821,392
END OF YEAR	$27,918,891

See accompanying notes to the financial statements.

Dendrite 401(k) Plan

Notes to Financial Statements

1.  Description of the Plan

The following description of the Dendrite 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document, as amended and restated, and to the summary plan description for more complete information.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and complies with the Internal Revenue Code of 1986, as amended (the “Code”). Those eligible to participate in the Plan are salaried employees of Dendrite International, Inc. and Subsidiaries (the “Company”) who have attained the age of 21.

The Plan was amended effective January 1, 2002, to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRA”).  Effective July 1, 2002, the Plan was amended to incorporate certain provisions of the General Agreement of Tariffs and Trade, the Uniform Services Employment Reemployment Rights Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997, the Internal Revenue Restructuring and Reform Act of 1998, and the Community Renewal Tax Act of 2000 (collectively “GUST”).

Contributions - Participants may make elective salary deferral contributions up to 40 percent of their pretax compensation. Participant elected salary deferrals are limited to the maximum allowable under the Code ($12,000 for participants under 50 years of age and $14,000 for participants over 50 years of age in 2003). Distributions from other qualified retirement plans can also be transferred into the Plan and retained as a rollover contribution.

The Company makes matching contributions to the accounts of participants who have completed one year of service with the Company. The match is equal to 50 percent of that portion of a participant’s contributions that does not exceed 6 percent of the participant’s total compensation.

Participant Accounts - Each participant’s account is credited with the participant’s elected salary deferral, employer matching contributions, and an allocation of the Plan’s earnings. Earnings are allocated by fund under a daily valued recordkeeping system maintained by Merrill Lynch Trust Company, FSB. The benefit to which a participant is entitled is the vested balance in their account. Terminated participants forfeit non-vested Company contributions.

Vesting - Participants are immediately 100 percent vested in their employee elected salary deferrals and earnings thereon. Vesting in employer matching contributions and earnings on these amounts is based on years of service. Participants vest at a rate of 20 percent per year, becoming fully vested after five years of credited service or attainment of normal retirement age, as defined in the Plan document.

Dendrite 401(k) Plan

Notes to Financial Statements

Investment Options - Participants may elect to invest their salary deferrals, along with the employer matching contribution, in various investment options offered by Merrill Lynch Trust Company, FSB and/or in the Company’s common stock.

As defined in the Plan document, participants are allowed to redirect their future investment contributions or reallocate their existing account balances among investment options.

Forfeitures - Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. Effective January 1, 2002, forfeitures are used to reduce future employer contributions.  Prior to January 1, 2002, all forfeitures were allocated among participants employed as of the last day of the Plan year as additional matching contributions. All nonvested balances and unallocated forfeitures are included in the statements of net assets available for benefits at December 31, 2003 and 2002.  Forfeitures totaled $75,013 and $74,529 during the period ended December 31, 2003 and 2002, respectively.

Administrative Expenses - Administrative expenses incurred in the operation of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

Benefit Payments - On termination of service a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or if the participant’s account value is more than $5,000 the participant may defer payment until age 65.  If a participant account value is less than $5,000 the participant will automatically receive a lump sum.  Benefits to participants are recorded when paid.

2.  Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Valuation of Investments - Quoted market prices are used to value investments. All realized and unrealized gains and losses are included as part of net appreciation or depreciation in fair value of investments in the statement of changes in net assets available for benefits. Cash equivalents are stated at cost which approximates fair value. Loans to participants, which are subject to various interest rates, are recorded at cost which approximates fair value.

Dendrite 401(k) Plan

Notes to Financial Statements

Risks and Uncertainties - The Plan invests in various securities, including mutual funds, common/collective trusts and Dendrite International, Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes would materially affect the amounts reported in the financial statements.

3.  Investments

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002, are as follows:

		2003	2002

*	Merrill Lynch Retirement Preservation Trust Fund	$6,132,908	$4,099,512
*	Merrill Lynch S&P 500 Index Fund	3,699,032	2,463,101
	Alliance Premier Growth Fund	3,889,909	3,080,888
	Dreyfus Premier Balanced Fund	—	1,417,510
	The Oakmark Equity and Income Fund	2,057,763	—

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2003

Dendrite International, Inc. common stock	$598,894
Mutual Funds	3,652,870
$4,251,764

* Permitted party-in-interest

4.  Participant Loans

Participants are entitled to borrow in a limited capacity from the Plan. Loans are limited to the lesser of $50,000 or 50 percent of the participant’s vested account balance with a minimum loan amount of $1,000. Loan repayments are made in the form of direct withdrawals from the participant’s payroll funds. Loans bear interest at 1% above prime rate and are repayable over no more than five years, unless the loan provides funding for the purchase of the participant’s principal residence in which case it is repayable over 20 years.  The interest rates range from 5%-10.5% for loans outstanding at December 31, 2003.

Dendrite 401(k) Plan

Notes to Financial Statements

5.  Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator has indicated that it will take the necessary steps, if any, to maintain its qualified status.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company, FSB.  Merrill Lynch Trust Company, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2003 and 2002, the Plan held 78,071 and 71,654 shares, respectively, of Dendrite International, Inc. common stock with a cost basis of $671,225 and $871,490, respectively.

8.  Transfers into Plan

On January 23, 2003 the Software Associates International, Inc. 401(k) Plan was merged into the Plan.  On that date $2,826,415 was transferred into the Dendrite 401(k) Plan.

9.  Subsequent Event

On January 2, 2004 the Synavant, Inc. 401(k) Plan was merged into the Plan.  On that date, $18,501,282 was transferred into the Dendrite 401(k) Plan.

******

EIN: 22-2786386
Plan #: 001

Dendrite 401(k) Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

as of December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares or Units	Cost***	Current Value
Alliance Premier Growth Fund	Mutual Fund	230,718		$3,889,909
Alger Mid Cap	Mutual Fund	77,374		1,182,270
American Growth Fund	Mutual Fund	44,675		1,087,384
Calvert Income Fund	Mutual Fund	19,414		331,200
Eaton Vance Income Fund of Boston	Mutual Fund	17,485		112,779
Davis New York Venture Fund	Mutual Fund	12,510		344,269
Franklin Mutual Financial Fund	Mutual Fund	10,068		202,174
Lord Abbett Mid Cap Value	Mutual Fund	29,799		551,869
Merrill Lynch Healthcare Fund *	Mutual Fund	97,085		592,216
Merrill Lynch Pacific Fund *	Mutual Fund	10,149		190,303
Merrill Lynch S&P 500 Index Fund *	Mutual Fund	271,190		3,699,032
Oppenheimer US Government Fund	Mutual Fund	29,767		293,497
PIMCO MFS Small Cap Value Fund	Mutual Fund	24,005		601,574
PIMCO Total Return Fund	Mutual Fund	117,289		1,256,170
Seligman Henderson Global Technology	Mutual Fund	33,765		408,222
The Managers Special Equity Fund	Mutual Fund	2,467		193,621
The Oakmark Equity and Income Fund	Mutual Fund	93,662		2,057,763
Templeton Foreign Fund	Mutual Fund	127,045		1,351,759
Van Kampen Emerging Growth Fund	Mutual Fund	21,740		785,481
Van Kampen Growth & Income Fund	Mutual Fund	46,573		840,179
Dendrite International, Inc.*	Common Stock	78,071		1,225,713
Merrill Lynch Self-Direct RCMA Option*	Self-Direct Brokerage Account	185,398		185,398
Merrill Lynch Retirement Preservation Trust Fund *	Common/Collective Trust	6,132,908		6,132,908
Loans to participants**				207,860
Cash and cash equivalents				156
Total				$27,723,706

* Represents a party-in-interest to the Plan

** Maturity dates range form June 2004 to December 2013. Interest rates range from 5.0% to 10.5%

*** Cost information is not required for participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

Dendrite 401(k) Plan

Dated:	November 3, 2005

By:	BRENT J. COSGROVE
Brent J. Cosgrove
Member, Retirement Committee

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	Consent of BDO Seidman, LLP

Exhibit 23.2	Consent of Ernst & Young LLP